Exhibit 99.11

PRESS RELEASE

TotalEnergies Expands Malaysia’s Portfolio Strengthening its
Strategic Partnership with PETRONAS

•	TotalEnergies partners with PETRONAS in multiple blocks offshore Malaysia and one block offshore Indonesia.

•	Building on its strategic partnership with PETRONAS, TotalEnergies further strengthens its position in South-East Asia with Malaysia as an anchor point.

Paris, 16 June 2025 – On the occasion of Energy Asia 2025 in Kuala Lumpur, TotalEnergies announces the acquisition from PETRONAS of interests in multiple blocks offshore Malaysia and in one block offshore Indonesia, where exploration, appraisal and development programs will be progressed. The licenses, which are all in different maturation stages, cover more than 100,000 km2.

TotalEnergies will notably hold, alongside PETRONAS through its wholly-owned subsidiary Petronas Carigali Sdn Bhd, a 50% operated working interest in Blocks SK301b and SK313, where significant gas discoveries (more than 4 Tcf) were made and are expected to be developed to support gas supply to Malaysia LNG from 2030. TotalEnergies will also hold, alongside PETRONAS, interests in several exploration blocks offshore Malaysia. The transaction is subject to customary conditions, including regulatory approvals.

Following the SapuraOMV’s acquisition in December 2024, this transaction strengthens TotalEnergies’ position in South-East Asia with Malaysia as an anchor point, in partnership with PETRONAS.

Building on the successful and long-standing collaboration between the two companies in the upstream business across several countries, Patrick Pouyanné, Chairman and CEO of TotalEnergies and Tan Sri Tengku Muhammad Taufik, President and Group CEO of PETRONAS, also signed a strategic cooperation agreement to deepen their partnership in exploration and production businesses globally.

"TotalEnergies has established itself as a significant gas producer in Malaysia. We are pleased to further expand our presence in the country, which we see as a strategic platform for our future low-cost, low-carbon production and cash-flow growth, underpinned by the exposure to Asian LNG market. TotalEnergies and PETRONAS’ strategic collaboration, which extends well beyond Malaysia through our multiple joint ventures worldwide, enables us to access a large and diverse portfolio in the country, spanning from exploration to production", said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“For a long time, PETRONAS and TotalEnergies have demonstrated how complementary strengths can unlock new opportunities. Today’s signing marks another significant step forward in our shared commitment to responsible growth and long-term value creation. Together, we will pursue and develop advantaged barrels across Malaysia's and Indonesia’s frontier emerging exploration blocks. Our focus is on maximising high commercial potential while delivering sustainable value for all stakeholders", said Tan Sri Tengku Taufik, PETRONAS President and Group Chief Executive Officer.

Broadening our global strategic collaboration with PETRONAS to Indonesia

TotalEnergies has signed an agreement to acquire a 24.5% interest from PETRONAS in the Bobara block, offshore Indonesia, to carry out an exploration work program targeting oil prospects. After completion, TotalEnergies will hold 24.5% working interest in the Production Sharing Contract while PETRONAS will retain the remainder of the working interest and operatorship in the block.

***

About TotalEnergies in Malaysia

TotalEnergies has been operating in Malaysia since 1985 and is a long-standing partner of the national oil company PETRONAS. Following the completion of the acquisition of SapuraOMV Upstream, TotalEnergies is the 3rd largest gas operator in the country. The Company employs about 300 people in the country and holds operated interests of 40% in block SK408 and 30% in block SK310, as well as a 40% interest in block SB412. These interests round out its existing portfolio of 34.9% in both blocks SB-2K and SB-N and 85% in block 2E (Marjoram). Via its affiliate TotalEnergies Marketing Malaysia, TotalEnergies also markets petroleum products. In 2023, the Company signed a deal with PETRONAS and Mitsui to develop a CO2 storage project in Southeast Asia and assess several potential sites in the Malay Basin.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).